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12060471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 52908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DINOSAUR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 PARK AVENUE SOUTH, 9TH FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN GROSSMAN (212) 448-9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON, LLP
(Name – *if individual, state last, first, middle name*)

88 FROEHLICH FARM BLVD. (Address), WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member/CEO
Title

Notary Public



VENISHA RACQUEL FRITH
Notary Public - State of New York
NO. 01FR6073485
Qualified in Bronx County
My Commission Expires 4/22/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of independent auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2011

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011

CONTENTS



Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Dinosaur Securities, L. L. C. (A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L. L. C. (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulations 1.10 and 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Regulation 1.16 under the CEAct is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marks Paneth & Shron LLP

Woodbury, New York
February 27, 2012

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS



DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 278,627
Receivables from clearing firms	1,244,709
Furniture and equipment - net	14,044
Other assets	228,683
TOTAL ASSETS	$ 1,766,063

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Commissions payable	$ 484,973
Accounts payable and accrued expenses	335,540
Loan payable - Dinosaur Group Holdings, LLC	32,121
Total Liabilities	852,634
Commitments and contingency (see notes)	
Member's Equity	913,429
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,766,063

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commission income	$ 12,198,554
Corporate finance fees	457,355
Net trading gains	72,267
Interest and other income	90,703
Total Revenues	12,818,879
Expenses	
Compensation and benefits	10,860,464
Clearing, execution and floor brokerage	563,222
Market data services	703,734
Occupancy and communications	41,990
Other operating expenses	1,077,802
Total Expenses	13,247,212
NET LOSS	$ (428,333)

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Total Member's Equity
Balance, January 1, 2011	$ 1,341,762
Net loss	(428,333)
Balance, December 31, 2011	$ 913,429

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net loss	$ (428,333)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	11,970
Abandoned property and equipment	61,757
(Increase) decrease in operating assets:	
Receivable from clearing firm	633,176
Securities owned, at fair value	84,680
Loan receivable - Dinosaur Group Holdings, LLC	458,472
Other assets	(195,239)
Increase (decrease) in operating liabilities:	
Commissions payable	(55,272)
Accounts payable and accrued expenses	23,129
Loan payable - Dinosaur Group Holdings, LLC	32,121
Securities sold, not yet purchased	(418,965)
Total Adjustments	635,829
Net cash provided by operating activities	207,496
Cash flows from investing activities	
Purchases of furniture and equipment	(14,604)
Net increase in cash	192,892
Cash at January 1, 2011	85,735
Cash at December 31, 2011	$ 278,627

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - DESCRIPTION OF BUSINESS

Dinosaur Securities, L. L. C. (the "Company") is a Delaware limited liability company located in New York, New York, with a satellite office in Miami, Florida. The Company is a registered Introducing Broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is also a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis. The Company clears all customer transactions on a fully disclosed basis through two independent clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

On May 15, 2007, the managing member contributed his ownership in the Company to Dinosaur Group Holdings, LLC ("DGH", or the "Parent"), a newly formed limited liability company organized in New York, in exchange for a 100% membership interest. The managing member, in turn, distributed membership profit interests, representing a combined interest of approximately 25% in the Parent, to various individuals, most of whom are employed by the Company.

DGH owns a 100% interest in the following related entities: Dinosaur Capital Management LLC, Dinosaur Global Holdings Limited ("DGH Limited") and the Company. DGH Limited is a Bermuda corporation which owns 100% of Dinosaur Securities (UK) Limited ("UK"), a London-based securities broker registered with the Financial Services Authority, and 100% of Dinosaur GmbH ("GmbH"), a Swiss company that is currently inactive.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on taxable income.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2008.

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 27, 2012, the date the financial statements were available to be issued.

NOTE 3 - RECEIVABLE FROM CLEARING FIRMS

At December 31, 2011, the balance due from clearing firms consisted of commissions receivable in the amount of $626,954 and cash balances in the amount of $617,755.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the Clearing Broker is unable to repay balances due or deliver securities in their custody. The clearing agreement may be canceled with prior 90 days notice by either party.

NOTE 4 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Equipment	$ 8,828	5 years
Furniture and fixtures	5,776	7 years
	14,604	
Less: Accumulated depreciation and amortization	560	
	$14,044	

Depreciation and amortization expense was $11,970 for the year ended December 31, 2011.

NOTE 5 - MEMBER'S EQUITY

The Company's Parent has issued 12,000,000 membership units in connection with the reorganization described in Note 1. During 2007, the managing member distributed approximately 3,000,000 units to employees and affiliates of the Company. The units represent profit interests in the Parent, rather than capital interests, which are owned by the managing member and fully vested. Partnership interests are nontransferable and are subject to forfeiture if the member leaves within a five-year vesting period.

NOTE 6 - COMMITMENTS AND CONTINGENCY

The Company leases office space and office equipment under leases expiring at various dates through 2022. Total office and equipment lease expense was $320,382 for the year. In addition, the Company received $12,500 in sublease income from an unrelated party.

In December 2011, the Company entered into a new office lease agreement. Rent expense under the new office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $5,023 at December 31, 2011. In addition, the Company was granted a work letter in the amount of $573,000 to be used in the build out of the space. The Company's entire 2011 office rent expense incurred under their previous office lease agreement was waived and refunded in accordance with a lease surrender agreement entered into by Dinosaur Group Holdings, LLC, the tenant of record, and the landlord of the former office space.

Future minimum lease payments as of December 31, 2011 are:

Year ending December 31,	
2012	$ 472,374
2013	403,663
2014	353,885
2015	363,615
2016	376,883
Thereafter	2,679,187
Total	$4,649,607

From time to time, the Company could be involved in litigation arising in the normal course of business. As of December 31, 2011, the Company was not aware of any asserted or potential claims against the Company that would have a materially adverse effect on the Company's financial position or results of operations.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - RELATED-PARTY TRANSACTIONS

At December 31, 2011, the Company owed $32,121 to Dinosaur Group Holdings, LLC. The loan is noninterest-bearing and due on demand.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), and Regulation 1.17 of the Commodity Futures Trading Commission, which require the maintenance of minimum net capital, and require that the ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital and net capital requirements of $670,677 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1.

During 2011, FINRA finalized a regulatory examination which began during 2010. As a result of FINRA's findings, the Company is expected to owe a fine estimated to be $8,000. As of February 27, 2012, the Securities and Exchange Commission is in the process of conducting a routine regulatory examination.

SUPPLEMENTAL SCHEDULE

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2011

Computation of Net Capital

Member's equity	$913,429
Nonallowable assets:	
Furniture and equipment - net	14,044
Other assets	228,708
	242,752
Net capital	670,677
Minimum capital requirement - the greater of $100,000 or 6.67% of aggregate indebtedness of $852,634	100,000
Excess net capital	$570,677
Ratio of aggregate indebtedness to net capital	1.27 to 1
Schedule of aggregate indebtedness:	
Commissions payable	$484,973
Accounts payable and accrued expenses	335,540
Loan payable – Dinosaur Group Holdings, LLC	32,121
Total aggregate indebtedness	$852,634

No material differences exist between the above computation and the Company's computation included in Part IIA of Form X-17a-5 (unaudited) as of December 31, 2011.

OTHER REPORT


Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Managing Member
Dinosaur Securities, L.L.C. (a wholly owned subsidiary of Dinosaur Group Holdings, LLC)
New York, NY

In planning and performing our audit of the financial statements of Dinosaur Securities, L.L.C. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS


Morison International

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for

their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 27, 2012

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2011



Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member
Dinosaur Securities, L.L.C. (A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Dinosaur Securities, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Dinosaur Securities L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dinosaur Securities L.L.C.'s management is responsible for Dinosaur Securities L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries indicated by your general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, deducted revenues from the distribution of shares of a registered open end investment company or unit investment trust, revenues from commodity transactions, and commission, floor brokerage and clearance paid to other SIPC members, noting no differences. Interest due on late payment for Form SIPC-6 has also been calculated and added to assessment balance due with Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 27, 2012

DINOSAUR SECURITIES, L.L.C.
SCHEDULE OF ASSESSMENT AND PAYMENTS-GENERAL
ASSESSMENT RECONCILIATION-PURSUANT TO RULE 17a-5
DECEMBER 31, 2011

TOTAL REVENUE	$12,818,879
ADDITIONS	-
DEDUCTIONS:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust	2,441,233
Revenues from commodity transactions	104,293
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	598,816
TOTAL DEDUCTIONS	3,144,342
SIPC NET OPERATING REVENUES	$9,674,537
GENERAL ASSESSMENT @ .0025	$ 24,186
LESS: PAYMENT MADE WITH SIPC-6 ON 8/10/11	(13,016)
ADD: INTEREST COMPUTED ON LATE PAYMENT FOR FORM SIPC-6	71
ASSESSMENT BALANCE DUE AND PAYABLE WITH FORM SIPC-7	$ 11,241